Exhibit 99.2

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

WEST FRASER TIMBER CO. LTD.

(“WEST FRASER”)

Tuesday, April 18, 2023 – 11:30 a.m.

Quesnel, British Columbia

Voting Results

This report on the voting results of the annual general and special meeting of shareholders of West Fraser is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.

The management of West Fraser recommended that Shareholders vote FOR matters 1, 2, 3, 4 and 5 below:

1.	Number of Directors

The number of directors was set at 11 by a show of hands (no ballot).

2.	Election of Directors

Each of the 11 nominees listed in the information circular were elected as directors of West Fraser.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Henry H. Ketcham	65,972,655	97.19	1,907,222	2.81
Doyle N. Beneby	67,677,147	99.70	202,731	0.30
Reid E. Carter	65,845,948	97.00	2,033,929	3.00
Raymond Ferris	67,855,089	99.96	24,788	0.04
John N. Floren	66,327,081	97.71	1,552,796	2.29
Ellis Ketcham Johnson	67,553,290	99.52	326,587	0.48
Brian G. Kenning	65,771,883	96.89	2,107,995	3.11
Marian Lawson	67,680,778	99.71	199,099	0.29
Colleen McMorrow	67,387,056	99.27	492,822	0.73
Janice G. Rennie	64,808,681	95.48	3,071,197	4.52
Gillian D. Winckler	67,418,463	99.32	461,415	0.68

3.	Appointment of Auditor

The auditor listed in the information circular was appointed as auditor of West Fraser by a show of hands (no ballot).

4.	Advisory Resolution on our Approach to Executive Compensation

West Fraser’s approach to executive compensation was approved (on an advisory basis) as described in the information circular.

Votes For	% Votes For	Votes Against	% Votes Against
63,731,765	93.89	4,148,115	6.11

5.	Reconfirmation of the Shareholder Rights Plan

West Fraser’s amendment, restatement and continuation of the Shareholder Rights Plan was approved as described in the information circular.

Votes For	% Votes For	Votes Against	% Votes Against
49,678,981	73.19	18,200,899	26.81